FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 3, 2016 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 RE: Form 40-33– Civil Action Document Filed Against Certain Directors and Officers of American Capital, Ltd. (File No. 814-00149) Ladies and Gentlemen: Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Paul Barba, on behalf of himself and all other similarly situated stockholders of American Capital, Ltd. (the "Company"), against Malon Wilkus, Philip R. Harper, David G. Richards, Mary Baskin, Neil M. Hahl, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ares Management, L.P., American Capital Mortgage Management, LLC, American Capital Agency Corp., American Capital Asset Management, LLC, Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, Elliott Associates, L.P. and Elliott International, L.P., involving certain directors and officers of the Company that has been delivered to the Company. Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing. Sincerely, /s/ Michael K. Hoffman Michael K. Hoffman Enclosure: cc: Samuel A. Flax, American Capital, Ltd.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

August 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Form 40-33– Civil Action Document Filed Against Certain Directors and Officers of American Capital, Ltd. (File No. 814-00149)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Paul Barba, on behalf of himself and all other similarly situated stockholders of American Capital, Ltd. (the "Company"), against Malon Wilkus, Philip R. Harper, David G. Richards, Mary Baskin, Neil M. Hahl, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ares Management, L.P., American Capital Mortgage Management, LLC, American Capital Agency Corp., American Capital Asset Management, LLC, Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, Elliott Associates, L.P. and Elliott International, L.P., involving certain directors and officers of the Company that has been delivered to the Company.

Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman

Enclosure:
cc: Samuel A. Flax, American Capital, Ltd.

IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY

PAUL BARBA 221 Nathaniel Avenue Cherry Hill, New Jersey 08003 on Behalf of Himself and All Other Similarly Situated Stockholders of AMERICAN CAPITAL, LTD., Plaintiff, v. MALON WILKUS c/o American Capital, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 and PHILIP R. HARPER c/o American Capital, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 and DAVID G. RICHARDS c/o American Capital, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 and MARY BASKIN c/o American Capital, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 and NEIL M. HAHL 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814	No. 423517V **JURY DEMAND** RECEIVED JUL 27 2016 Clerk of the Circuit Court Montgomery County, Md.

and

STAN LUNDINE
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

KRISTEN L. MANOS
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

SUSAN K. NESTEGARD
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

KENNETH D. PETERSON, JR.
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

ALVIN N. PURYEAR
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

ARES CAPITAL CORPORATION
245 Park Avenue, 44th Floor
New York, NY 10167

and

ORION ACQUISITION SUB, INC.
245 Park Avenue, 44th Floor
New York, NY 10167

and

ARES MANAGEMENT, L.P.
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

and

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC,
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

AMERICAN CAPITAL AGENCY CORP.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

AMERICAN CAPITAL ASSET MANAGEMENT, LLC
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

and

IVY HILL ASSET MANAGEMENT, L.P.
245 Park Avenue, 44th Floor
New York, NY 10167

and

IVY HILL ASSET MANAGEMENT GP, LLC
245 Park Avenue, 44th Floor
New York, NY 10167

ELLIOTT ASSOCIATES, L.P.
40 West 57th Street
New York, NY

and

ELLIOTT INTERNATIONAL, L.P. 40 West 57th Street New York, NY	))))
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Paul Barba, on behalf of himself and all other similarly situated public stockholders (the "Class") of American Capital, Ltd. ("American Capital" or the "Company"), by its attorneys, makes the following allegations against the members of American Capital's board of directors (the "Board" or "Individual Defendants") in support of Plaintiff's claims challenging Individual Defendants' conduct with regard to the agreement (the "Merger Agreement") entered into by American Capital and Ares Capital Corporation ("Ares"), pursuant to which Ares will acquire American Capital, excluding American Capital Mortgage Management, LLC ("ACMM"), in a cash and stock transaction valued at approximately $3.43 billion (the "Proposed Transaction"). The allegations are based on the personal knowledge of Plaintiff as to himself and upon information and belief, including the investigation of counsel and review of publicly available information, as to all other matters stated herein.

INTRODUCTION

1. American Capital is a global asset manager and private equity firm. American Capital, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate, energy and structured products. It primarily invests in senior and mezzanine debt and equity in buyouts of private companies sponsored by the Company or sponsored by other private equity funds and provides capital directly to early-stage and mature private and small public companies. It also invests in first and second lien floating rate loans to the United States-based companies and

structured finance investments, including collateralized loan obligation securities and commercial mortgages, and commercial mortgage backed securities.

2. In November 2015, American Capital came under activist pressure when Elliott Management Corp. (together with Elliott Associates, L.P. and Elliott International, L.P., "Elliott") unveiled an 8.4% stake in the Company, calling for new directors, a strategic review, cost cuts and a review of the Company's portfolio and capital allocation. In pursuit of short-term gains for its investors on its now 14.4% stake in the Company, Elliott, a multi-strategy investment firm, bullied the Board into an unnecessary and ill-timed sale process.

3. When Elliott arrived at the scene: (i) the Company was staged for a huge turnaround, (ii) Elliott's interest in a quick sale was contrary to the best interests of American Capital's stockholders, and (iii) the Company and its prospects were valued at significantly higher than $17.40, the price offered to American Capital's stockholders in the Proposed Transaction. Yet, when faced with a proxy contest and the threat of public scrutiny, the Board acquiesced to Elliott and commenced a flawed, rushed sale process which led up to the sale of the Company, excluding ACMM, to Ares for merely $3.43 billion.

4. The sale process was also flawed because American Capital's financial advisors, Goldman Sachs & Co. ("Goldman Sachs") and Credit Suisse Securities (USA) LLC ("Credit Suisse"), were heavily conflicted due to their prior and ongoing relationships with both Ares and Elliott. For example, both Goldman Sachs and Credit Suisse, among other things, acted as managers in Ares's 2013 public offering of 14,300,000 shares of its common stock. Credit Suisse provided debt financing in a recent transaction between Elliott, Francisco Partners and Dell Software Group, in which Elliott and Francisco Partners acquired Dell Software Group.

5. For these reasons and as set forth in additional detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants' violations of their fiduciary duties.

THE PARTIES

6. Plaintiff is, and at all relevant times was, a public holder of American Capital common stock.

7. Non-Defendant American Capital is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located at 2 Bethesda Metro Center, 14th Floor, Bethesda MD. American Capital is a publicly traded private equity firm and global asset manager. As of March 31, 2016, American Capital managed approximately $20 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with $77 billion of total assets under management (including levered assets). Through a wholly owned affiliate, American Capital manages publicly traded American Capital Agency Corp., American Capital Mortgage Investment Corp. and American Capital Senior Floating, Ltd. with approximately $10 billion of total net book value. American Capital and its affiliates operate out of six offices in the U.S. and Europe. American Capital's common stock trades on the NASDAQ exchange under the ticker symbol "ACAS."

8. Malon Wilkus ("Wilkus") has served as the Company's Chief Executive Officer and as Chief Executive Officer of American Capital ACAP Management, LLC since August 2015. Wilkus founded American Capital in 1986 and has served as its Chief Executive Officer and Chairman of the Board since that time, except for the period from 1997 to 1998 during which he served as Chief Executive Officer and Vice Chairman of its board of directors. He also served as

President of American Capital from 2001 to 2008 and from 1986 to 1999. In addition, Wilkus is the President of American Capital Asset Management, LLC, the wholly-owned asset management company of American Capital and the owner of American Capital ACAP Management, LLC. He is also Chief Executive Officer and Chair of the Board of Directors of American Capital Agency Corp., American Capital Mortgage Investment Corp., and American Capital Senior Floating, Ltd.

9. Philip R. Harper ("Harper") has been a member of the Board since 2010. Harper is a member of the Company's Compensation, Corporate Governance and Nominating Committee and Executive Committee.

10. David G. Richards ("Richards") has been a member of the Board since 2015. Richards is a member of the Company's Audit, Compliance and Valuation Committee and Executive Committee.

11. Mary Baskin ("Baskin") has been a member of the Board since 2000. Baskin is a member of the Company's Audit, Compliance and Valuation Committee and Executive Committee.

12. Neil M. Hahl ("Hahl") has been a member of the Board since 1997. Hahl is a member of the Company's Audit, Compliance and Valuation Committee.

13. Stan Lundine ("Lundine") has been a member of the Board since 1997. Lundine is a member of the Company's Compensation, Corporate Governance and Nominating Committee.

14. Kristen L. Manos ("Manos") has been a member of the Board since 2015. Manos is a member of the Company's Audit, Compliance and Valuation Committee.

15. Susan K. Nestegard ("Nestegard") has been a member of the Board since 2013. Nestegard is a member of the Company's Audit, Compliance and Valuation Committee.

16. Kenneth D. Peterson, Jr. ("Peterson") has been a member of the Board since 2001.

17. Alvin N. Puryear ("Puryear") has been a member of the Board since 1998. Puryear is a member of the Company's Compensation, Corporate Governance and Nominating Committee and Executive Committee.

18. Ares is a corporation organized and existing under the laws of the State of Maryland, with its principal executive offices located at 245 Park Avenue, 44th Floor, New York NY. Ares is a leading specialty finance company that provides one-stop debt and equity financing solutions to U.S. middle market companies, venture capital backed businesses and power generation projects. Ares originates and invests in senior secured loans, mezzanine debt and, to a lesser extent, equity investments through its national direct origination platform. Ares is externally managed by Ares Capital Management LLC, a subsidiary of Ares Management, L.P. Ares's common stock trades on the NASDAQ exchange under the ticker symbol "ARCC."

19. Orion Acquisition Sub, Inc. ("Merger Sub") is a Delaware corporation and a direct wholly owned subsidiary of Ares.

20. Ares Management, L.P. is a Delaware limited partnership and a parent company for Ares Capital Management LLC, which serves as the investment adviser to Ares.

21. American Capital Mortgage Management, LLC is a Delaware limited liability company.

22. American Capital Agency Corp. is a Delaware corporation.

23. American Capital Asset Management, LLC is a Delaware limited liability company and wholly owned subsidiary of the Company.

24. Ivy Hill Asset Management, L.P. ("IHAM") is a Delaware limited partnership.

25. Ivy Hill Asset Management GP, LLC is a Delaware limited liability company and general partner of IHAM.

26. Elliott Associates, L.P. is a Delaware limited partnership.

27. Elliott International, L.P. is a Cayman Islands limited partnership.

28. Elliott Associates, L.P. and Elliott International, L.P. are affiliates of Elliott Management Corporation, a hedge fund management firm; they jointly own approximately 14.4% of American Capital common stock.

29. Ares, Merger Sub, Ares Management, L.P., ACMM, American Capital Agency Corp., American Capital Asset Management, LLC, IHAM, Ivy Hill Asset Management GP, LLC, and Elliott are collectively referred to herein as the "Corporate Defendants."

30. Defendants Wilkus, Harper, Richards, Baskin, Hahl, Lundine, Manos, Nestegard, Peterson, and Puryear are collectively referred to herein as the "Individual Defendants" and together with the Company and Corporate Defendants—the "Defendants."

JURISDICTION AND VENUE

31. The damages suffered and sought to be recovered by Plaintiff and the Class are in excess of $75,000.

32. This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business in or maintains an office in Montgomery County or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under the traditional notions of fair play and substantial justice of jurisdictional due process.

33. Venue is proper in this Court because American Capital's principal offices are in Montgomery County, Maryland, a substantial portion of the transactions and wrongs complained of herein, including the Individual Defendants' primary participation in the wrongful acts detailed

herein, occurred in this county, and Defendants have received substantial compensation in this county by doing business here and engaging in numerous activities that had an effect in this county.

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action pursuant to Maryland Rule 2-231, on behalf of himself and all other stockholders of American Capital (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants' actions, as more fully described herein (the "Class").

35. This action is properly maintainable as a class action for the following reasons:

a. The Class is so numerous that joinder of all members is impracticable. As of May 20, 2016, there were approximately 214,378,836 shares of American Capital common stock outstanding. Upon information and belief, American Capital common stock is owned by thousands of stockholders of record nationwide.

b. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

c. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

d. To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

36. Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member. The common questions include, *inter alia*, the following:

a. Whether the Individual Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

b. Whether the Individual Defendants have breached their fiduciary duties by failing to obtain a fair price through a fair process causing harm to Plaintiff and the other members of the Class;

c. Whether the Corporate Defendants aided and abetted those breaches of fiduciary duties;

d. Whether Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

e. Whether Plaintiff and the other members of the Class would be irreparably harmed if the Defendants are not enjoined from engaging in the conduct described herein.

SUBSTANTIVE ALLEGATIONS

A. American Capital Had a Bright Future as a Standalone Company

37. American Capital was founded in 1986 and has six offices in the U.S. and Europe. American Capital is a publicly traded private equity firm and global asset manager. American Capital, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate and structured products. American Capital employs approximately 90 investment professionals around the world. As of March 31, 2016, American Capital managed approximately $20 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with $77 billion of total assets under management (including levered assets). Through a wholly owned affiliate, American Capital manages publicly traded American Capital Agency Corp., American

Capital Mortgage Investment Corp. and American Capital Senior Floating, Ltd. with approximately $10 billion of total net book value. American Capital is the second largest publicly listed business development company.

38. Before announcing the Proposed Transaction, the Company had been providing stockholders with a litany of positive news assuring stockholders of American Capital's continued growth and status as a valuable long-term investment.

39. On November 4, 2015, the Company issued a press release touting its 2015 third quarter results. As of September 30, 2015, the Company managed $23 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with $80 billion of total assets under management (including levered assets). The Company reported consolidated net operating income before income taxes for the quarter ended September 30, 2015 of $108 million, or $0.40 per diluted share, an 8% annualized return on equity, and consolidated net operating income after income taxes for the quarter ended September 30, 2015 of $75 million, or $0.28 per diluted share.

40. On February 17, 2016, the Company issued a press release, in which it reported solid fourth quarter and full-year results: (i) consolidated net operating income before income taxes for the year and quarter ended December 31, 2015 of $378 million, or $1.41 per diluted share, and $95 million, or $0.37 per diluted share, respectively; (ii) consolidated net operating income for the year and quarter ended December 31, 2015 was $253 million, or $0.95 per diluted share, and $61 million, or $0.24 per diluted share, respectively; (iii) $3.7 billion of cash proceeds from realizations for the year and $2.4 billion of cash proceeds from realizations for the fourth quarter; (iv) $3.3 billion in new committed investments for the year and $686 million in new committed investments

for the fourth quarter; and (v) $121 million in loans on non-accrual status at fair value as of December 31, 2015.

41. On May 6, 2016, American Capital issued a press release, again, reporting stellar financial results for the quarter ended March 31, 2016: (i) consolidated net operating income before income taxes of $94 million, or $0.40 per diluted share, an 8% annualized return on equity; (ii) consolidated net operating income of $74 million, or $0.31 per diluted share; (iii) $635 million of cash proceeds from realizations; and (iv) $132 million of new committed investments.

42. However, the Company's stock prices did not accurately reflect the Company's outstanding performance and true value. While its competitor business development companies'[1] median prices have recovered to net asset value or above, the Company's consolidated net asset value has consistently been and remains to be significantly above its stock price. For example, as of December 31, 2015, the Company's consolidated net asset value per share was $19.88, as of September 30, 2015, it was $20.44 and as of December 31, 2014, it was $20.50.

B. Elliott Takes Advantage of the Submissive Board

43. The Proposed Transaction is another of Elliott's efforts to force a sale of a public company by using a now standardized playbook for Elliott. Elliott has a regular practice that goes as follows: (1) acquire a position in the public company slightly above the filing regulations requiring public (i.e. SEC) disclosure of their position; (2) pressure the company about its management or performance, and demand action or a sale of the company; (3) additionally pressure the company with a threat of a proxy fight for board representation, and replacement of the board and management; (4) if the company does not accede to the demands to sell the company,

[1] Such as Main Street Capital, Hercules Technology Growth Capital, TPG Specialty Lending and others.

submit an undervalued bid for the company to require the company to put itself "in play"; and (5) work with other private bidders or other companies to ensure a sale of the company so Elliott can liquidate its position for a quick profit without actually having to acquire the company for its own portfolio.

44. This playbook had been standard for Elliott, and has been used to some degree in the following public company sales in the past eight years: BMC Software Inc., Novell, Inc., Blue Coat Systems, Inc., MSC Software Corp, Metrologic Instruments, Inc., Epicor Software Corporation, Riverbed Technology, Inc., Compuware Corporation, and Qlik Technologies Inc.

45. Each time, Elliott increased its holdings in the target's common stock, met privately with management and boards, and successfully pushed the company to sell itself, as it has done in this instance. Elliott has used a combination of publicly disseminated letters and presentations to apply pressure to advocate for a sale in Blue Coat, Novell, MSC, BMC, Riverbed and Qlik. Elliott used proxy fights in Epicor, Metrologic, and BMC. In Compuware, Elliott compiled dossiers of highly private and potentially compromising information concerning certain members of the Compuware board for use in a proxy fight and revealed the dossiers to intimidate the board to push Elliott's agenda for a quick sale. In Qlik, after divulging its interest and intent for the quick sale of Qlik, Elliott repeatedly contacted the Qlik board's financial advisor, Elliott also contacted potential bidders for the company directly, and repeatedly demanded that it be permitted to provide buy-side financing. In sum, Elliott pushes its agenda, to the detriment of shareholders when the board succumbs to a quick sale at Elliott's behest.

46. As it has done many times in the recent past, here, in November 2015, Elliott unveiled its 8.4% stake in the Company. Shortly thereafter, on November 16, 2015, Elliott began

agitating for the sale of the Company. Elliott publicly accused the Company's Board and management of, among other things:

- Ineffective management, which resulted in a 10% discount to net asset value based on median analyst price targets for American Capital, compared to a 48% and 7% premium for comparable internally managed business development companies and externally managed business development companies, respectively;
- Poor capital deployment, American Capital had continued to deploy capital into highly illiquid and risky assets instead of generating riskless accretion through share repurchases;
- Lack of qualifications to oversee management, with an average Board tenure of 15 years and limited professional investment experience, the Board lacked the relevant expertise to govern the behavior of the investment team and hold management accountable;
- Awards of inadequate compensation, American Capital ACAS consistently paid excessive compensation for poor performance, as evidenced by the Company receiving "F" grades in Glass Lewis' pay for performance model for each of the last four years (and no better than a "D" since 2008);
- Allowing for excessive overhead, American Capital's compensation expense ratio was one of the highest compared to publicly traded alternative asset managers.

47. In that same November 16, 2015 letter, Elliott indicated that it would take certain steps to address corporate governance and management issues it pointed to, which included bringing in new members of the Board and engaging a meaningful strategic review.

48. Under pressure from Elliott and in fear of having their reputations tainted as a result of an imminent review of their actions, just a week later, the Individual Defendants waved the white flag and hired bankers to consider a sale. In pursuit of their own personal interests and to the detriment of American Capital stockholders, the Individual Defendants rushed to commence a flawed sale process, which resulted in the Merger Agreement with Ares.

49. Thus, Elliott followed their *modus operandi*: it acquires a considerable position in a company that trades below its actual value, leverages its stake to obtain board representation, pressures the target through criticism of its operations and leadership, and finally manipulates the

company to put it into play. If Elliott succeeds, it liquidates its stake for a quick profit at the announcement of a transaction. As noted above, Elliott has been successful with this scheme, in 2010, Elliott's bid for software maker Novell led to its sale eight-months later to Attachmate Corp. It has just recently done the same thing with Qlik Technologies Inc., which is now being sold to Thoma Bravo LLC.

50. To advise them on the fairness of the Proposed Transaction, the Individual Defendants retained heavily conflicted financial advisors with connections to Ares and Elliott. American Capital's financial advisors, Goldman Sachs and Credit Suisse had prior and ongoing relationships with both Ares and Elliott. For example, both Goldman Sachs and Credit Suisse, among other things, acted as managers in Ares's 2013 public offering of 14,300,000 shares of its common stock. And as recently as June 2016, Credit Suisse provided debt financing in a transaction between Elliott, Francisco Partners and Dell Software Group, in which Elliott and Francisco Partners acquired Dell Software Group.

C. <u>The Proposed Transaction</u>

51. On May 23, 2016, Ares and American Capital issued a joint press release announcing that they had entered into the Merger Agreement pursuant to which Ares would acquire American Capital, excluding ACMM, through a merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Ares.

52. Under the terms of the Proposed Transaction, American Capital shareholders will receive approximately $3.43 billion in total cash and stock consideration or $14.95 per fully diluted share. American Capital shareholders will receive $1.470 billion in cash from Ares, or $6.41 per share, plus 0.483 Ares shares for each American Capital share, resulting in approximately 110.8 million Ares shares, or $1.682 billion in value or $7.34 per share based on Ares's closing stock

price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million American Capital shares.

53. As part of the aggregate consideration, Ares Management, L.P. will provide financial support to the transaction. Through its subsidiary, Ares Capital Management LLC, which serves as the investment adviser to Ares, Ares Management will provide $275 million of cash, or $1.20 per fully diluted share, to American Capital shareholders at closing.

54. In a separate transaction, American Capital is selling ACMM to American Capital Agency Corp. for $562 million or $2.45 per fully diluted share ("American Capital Mortgage Transaction").

55. Following the consummation of the Proposed Transaction, Ares shareholders are expected to own approximately 73.9% and American Capital shareholders are expected to own approximately 26.1% of the combined company.

56. Collectively, the Proposed Transaction and the American Capital Mortgage Transaction represent total value for American Capital shareholders of $4.0 billion or approximately $17.40 per fully diluted share.

57. Consummation of Ares's acquisition of American Capital is subject to American Capital and Ares shareholder approvals, customary regulatory approvals and other closing conditions. The Proposed Transaction is also conditioned on the successful completion of the sale of ACMM to American Capital Agency Corp. Assuming satisfaction of these conditions, the transaction is expected to close within the next 12 months.

D. <u>The Individual Defendants Have Agreed To An Unfair And Inadequate Price In Connection With The Proposed Transaction</u>

58. Instead of implementing strategies to recover the Company's stock price to its net asset value and allowing the Company's public stockholders to share in the benefits of the

Company's promising growth prospects as an independent entity, the Individual Defendants have acted for the benefit of themselves and to the detriment of the Company's public stockholders, by endorsing the terms of the Proposed Transaction. In so doing, the Individual Defendants have agreed to cap the value of a successful company with solid performance and potential for growth at a time when its stock was trading lower than its actual value.

59. In addition to the loss of future growth, stockholders will barely receive any premium over share prices reached shortly before the announcement of the Proposed Transaction. The $17.40 price per share offered to American Capital stockholders in the Proposed Transaction represents a premium of only 8% based on $16.01, American Capital's 30-day-high trading price preceding the announcement of the Proposed Transaction.

60. Prior to the announcement of the Proposed Transaction, several financial analysts who regularly follow the Company valued the Company's common stock significantly higher than the merger price. For example, according to Yahoo! Finance, at least one financial analyst set a price target of $18.00 per share for American Capital's stock before the Proposed Transaction was announced.

61. Additionally, as discussed in detail above, the $17.40 merger consideration is considerably lower than the Company's reported net asset value. And based on Elliott's November 2016 due diligence, American Capital's portfolio supports a share price in excess of $23.00. As stated in the joint presentation filed by the Company simultaneously with and in support of the Merger Agreement, Ares is purchasing the Company for 81% of the net asset value and 90.6% of pro forma net asset value, even when deal expenses are included, which is too good of a deal for Ares.

62. Finally, even the $17.40 price per share is not guaranteed to American Capital's stockholders. Almost half of the merger consideration will be distributed to American Capital's stockholders in Ares stock. Ares's stock price has already dropped since the announcement of the Proposed Transaction: the stock traded at as low as $13.87 on June 27, 2016. It is highly likely that Ares's stock price will continue dropping. The deal is expected to close at the end of 2016. This means three more quarterly dividends will be paid out, which will lower the value of the Ares's shares one will get as part of the merger consideration.

63. In light of the foregoing, the merger price appears to undervalue the Company's stock and its long-term growth prospects.

64. American Capital stockholders have a right to receive consideration that appropriately accounts for the full and true value of the Company's net asset value and its long-run growth prospects. However, the Proposed Transaction, as currently structured, deprives the Company's public stockholders of the full and true value of their investments in the Company.

E. <u>The Individual Defendants Have Impermissibly Locked-Up The Proposed Transaction With Various Unduly Restrictive Deal Protection Mechanisms</u>

65. In addition to the Board agreeing to an inadequate price, the Board has impermissibly locked-up the Proposed Transaction by agreeing to several unfair deal protection devices that all but ensure the sale of the Company to Ares is achieved.

66. First, the Board has agreed to a prohibitive "no-solicitation" provision. Under the no-solicitation provision, the Company, Board, its subsidiaries and representatives are prohibited from, directly or indirectly, soliciting, initiating, or knowingly encouraging any inquiry, expression of interest or proposal by, or offer from, any Third Party (as defined in the Merger Agreement) that would reasonably lead to and/or constitute a Competing Proposal (as defined in the Merger Agreement).

67. Second, concurrently with the no-solicitation provision, the Board has agreed to a broad information rights provision, under which Ares, within two business days of receipt of any Competing Proposal, is entitled to know the identity and material terms of any Competing Proposal before having to submit a matching bid. The Board is further obligated to keep Ares reasonably informed of any material amendment or modification of any such Competing Proposal on a prompt basis, and in any event within two business days thereafter. Thus, no superior proposal is likely to emerge because no reasonable bidder will be prepared to act as a stalking horse for Ares.

68. Third, the Board also provided Ares with unlimited matching rights, granting Ares the luxury of four business days to revise its proposal or persuade the Board not to change its recommendation for the Proposed Transaction if an alternative bidder submits a "Superior Proposal." This grace period to "match" any offer creates a significant advantage for Ares to formulate a revised bid and "chill" further competing bids from emerging in the first place.

69. The matching rights dissuade those interested parties who have not received any confidential information from American Capital from making an offer for the Company because a third-party bidder must: (i) first make an offer the Board deems superior and be willing to enter into a transaction without any due diligence; (ii) acquiesce to having its bid undermined by the Board disclosing the same information to Ares for the purpose of matching the Superior Proposal; (iii) in the event that Ares matches the third-party proposal, the third-party must then formulate a Superior Proposal without having the proprietary information regarding Ares's alternative bid; and (iv) the third-party can only win the bidding war if Ares gives up.

70. The Board even further reduced the likelihood of obtaining a superior offer or the best possible price for the Company's public stockholders by agreeing to a large termination fee. The Merger Agreement provides that, upon termination of the Merger Agreement, the Company

will be required to pay Ares a termination fee of up to $140 million (inclusive of up to $15 million in reimbursement of Ares's expenses), thereby essentially requiring the alternative bidder to agree to pay a naked premium for the right to provide the stockholders with a superior offer.

71. Finally, concurrent with the signing of the Merger Agreement, the Company entered into a support agreement with Elliott, the holder of approximately 14.4% of all the Company's outstanding shares (the "Support Agreement"). Under the conditions of the Support Agreement, Elliott has agreed to vote its shares in favor of the Proposed Transaction. The terms of the Support Agreement further evidence the pressure Elliot exerted on Individual Defendants. For example, the Support Agreement requires that in the event the Proposed Transaction is terminated, the Company must appoint four individuals to the Company's Board to replace four incumbent members of the Board, with one such individual to be selected by Elliott and with the three additional individuals to be independent directors to be mutually agreed by the Company and Elliott.

72. The Company also agreed to reimburse Elliott for its reasonable, documented out-of-pocket fees and expenses incurred in connection with its involvement with the Company, including but not limited to expenses incurred in connection with the Transaction and the Support Agreement, in the amount of up to $3.0 million, with $1.5 million to be paid within five days after the execution of the Support Agreement and $1.5 million to be paid upon the earlier of a termination event or the closing of the Proposed Transaction.

73. In exchange for a practically guaranteed sale of the Company to Ares, which would allow Elliott to realize short-term gains on its investment in American Capital, in the Support Agreement, Elliott agreed to vote its shares in favor of: (i) the slate of directors nominated by the Board at the 2016 annual meeting to be held for the purpose of approving the Proposed Transaction

and (ii) the say-on-pay merger vote in connection with the Proposed Transaction. The anticipated stock-based and severance compensation for American Capital executives and directors is likely to be quite generous. According to the November 23, 2016 press release, approximately 229.3 million American Capital shares are outstanding, which is significantly higher than the 218.3 million shares outstanding as of April 29, 2016. This dilution gives an idea of the size of anticipated stock-based and severance compensation.

74. Ultimately, these unduly restrictive deal protection devices in combination act to restrain the Company's ability to solicit or engage in negotiations with any third-party regarding a proposal to acquire all or a significant interest in the Company. Because of the inclusion of these provisions, the Merger Agreement does not provide the Board an effective "fiduciary out" under the circumstances. These provisions foreclose any realistic chance that any potential bidders will express interest or make alternative bids to provide the needed market check on Ares's inadequate offer.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

75. Plaintiff repeats and realleges each and every allegation set forth herein.

76. The Individual Defendants have violated their fiduciary duties owed to American Capital's public stockholders by engaging in a flawed process that failed to obtain the best possible price for stockholders under the circumstances. The Individual Defendants also breached their fiduciary duties to the Company's public stockholders by putting their own personal interests ahead of the interest of stockholders to obtain the best possible price. Both by the Board's inaction and its misconduct as described herein, the Board has breached its fiduciary duties to the Company's public stockholders. The Individual Defendants have therefore breached their

fiduciary duties by failing to take adequate measures to ensure that the interests of the Company's public stockholders are properly protected and to embark on a fair process to obtain the best possible price for stockholders.

77. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common scheme and plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their American Capital investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of the Individual Defendants are enjoined and a fair process is substituted.

78. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise their fiduciary obligations toward Plaintiff and the other members of the Class.

79. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value for their American Capital stock and businesses, and will be prevented from obtaining the best possible price for their common stock under the circumstances.

80. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the public stockholders.

81. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

COUNT II

Direct Claim Against the Corporate Defendants for Aiding Abetting the Individual Defendants' Breaches of Fiduciary Duties

82. Plaintiff repeats and realleges each and every allegation set forth herein.

83. The Individual Defendants breached their fiduciary duties to American Capital's public stockholders by the wrongful actions alleged herein.

84. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Corporate Defendants, which, therefore, aided and abetted such breaches of fiduciary duty related to the Proposed Transaction.

85. Corporate Defendants had knowledge that they were aiding and abetting the Individual Defendants' breaches of fiduciary duties to American Capital's public stockholders.

86. Corporate Defendants rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to American Capital's public stockholders.

87. As a result of Corporate Defendants' conduct of aiding and abetting the Individual Defendants' breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining the best possible price for their shares of stock under the circumstances.

88. As a result of the unlawful actions of the Corporate Defendants, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Corporate Defendants will continue to aid and abet the Individual Defendants' breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits stockholders' ability to obtain the best possible price under the circumstances.

89. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury that Defendants' actions threaten to inflict.

PRAYER FOR RELIEF

90. WHEREFORE, Plaintiff demands judgment and relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a Class Action, certifying Plaintiff as Lead Plaintiff in the Class Action and his chosen counsel as Lead Counsel for the Class Action;

B. Enjoining the Defendants and all those acting in concert with them from consummating the Proposed Transaction;

C. Enjoining the Individual Defendants from initiating and/or continuing any defensive measures that would inhibit their ability to conduct a true auction or "market check" of the Company so as to test its true value in connection with a potential sale and/or to obtain the best possible price for American Capital's public stockholders;

D. To the extent that the Proposed Transaction is consummated before this Court's entry of final judgment, award rescissory damages;

E. Directing Defendants to account to Plaintiffs and the Class for all damages suffered by them as a result of Defendants' wrongful conduct alleged herein;

F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including all reasonable attorneys' and experts' fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND

Plaintiff and the other members of the Class demand a trial by jury for the Counts above as to all issues so triable.

Dated: July 26, 2016

Respectfully Submitted,

Stephen G. Grygiel
Silverman, Thompson Slutkin & White, LLC
201 N. Charles St., Suite 2600
Baltimore, MD 21201
(410) 385-2225 (t)
(410) 547-2432 (f)
sgrygiel@mdattorney.com

OF COUNSEL

Peter B. Andrews
pandrews@andrewsspringer.com
Craig J. Springer
cspringer@andrewsspringer.com
David M. Sborz
dsborz@andrewsspringer.com
Andrews & Springer, LLC
3801 Kennett Pike Bldg. C, Suite 305
Wilmington, DE 19807
(302) 504-4957 (t)
(302) 397-2681 (f)